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Ex12f
                               Idaho Power Company
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                         1995         1996         1997         1998        1999
Earnings, as defined:
  Income before  income taxes        $ 135,333   $  142,710   $  138,746    $ 140,984   $ 143,078
  Adjust for distributed income of
     equity investees                   (2,058)      (1,413)      (3,943)      (4,697)       (837)
  Equity in loss of equity method
     investments                             0            0            0          476           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)          0
  Fixed charges, as below               57,381       58,339       61,743       61,394      62,969

     Total earnings, as defined      $ 190,656   $  199,636   $  196,546    $ 198,032   $ 205,210

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,593   $  62,014
  Rental interest factor                   925          991          982          801         955

     Total fixed charges                57,381       58,339       61,743       61,394      62,969

  Preferred stock dividends-gross
  up Idaho Power rate                   12,392       12,146        7,803        8,275       8,133

     Total combined fixed charges
     and preferred dividends         $  69,773   $   70,485   $   69,546    $  69,669   $  71,102

Ratio of earnings to combined fixed
charges and preferred dividends          2.73x        2.83x        2.83x        2.84x       2.89x



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